Exhibit 99.1

BEZEQ GROUP REPORTS

FIRST QUARTER 2019 Financial RESULTS

Tel Aviv, Israel – May 30, 2019 – Bezeq – The Israel Telecommunication Corp., Ltd. (TASE: BEZQ), Israel’s leading telecommunications provider, today announced its financial results for the three months ended March 31, 2019. Details regarding the investor conference call and webcast to be held today are included later in this press release.

Bezeq Group (consolidated)	Q1 2019	Q1 2018	% change
	(NIS millions)

Revenues	2,256	2,361	(4.4%)
Operating profit	511	462	10.6%
EBITDA	977	987	(1.0%)
EBITDA margin	43.3%	41.8%
Net profit	300	260	15.4%
Diluted EPS (NIS)	0.11	0.09	22.2%
Cash flow from operating activities	765	909	(15.8%)
Payments for investments	373	368	1.4%
Free cash flow [1]	316	423	(25.3%)
Net debt/Adjusted EBITDA[2] (EOP)	2.47	2.35

1 Free cash flow is defined as cash flow from operating activities less net payments for investments and as of 2018, with the implementation of accounting standard IFRS 16, less payments for leases.

2 Adjusted EBITDA in this ratio is EBITDA excluding other operating income/expenses, one-time loss from impairment and the effect of the adoption of accounting standard IFRS 16

Shlomo Rodav, Bezeq’s Chairman, stated, “During the quarter, all of the Bezeq Group companies focused on a wide range of streamlining processes aimed at adapting expenses to restrictive regulations, intense market competition and emerging revenue trends. These activities were carried out consistently and continuously at all levels of operations with a long-term view. Technological innovation alongside changes in consumer preferences are impacting the global telecommunications market. Meanwhile, competition in the local market is as intense as ever, and regulatory processes that should have been implemented long ago hinder Bezeq’s ability to compete fairly in the market and deprives consumers of the best possible product offerings. All these factors intensify our need to capitalize on our infrastructure and technological advantages in order to improve and diversify the services we provide to our customers while making the Group more efficient and flexible.

The number of employees in all of the Group companies decreased during the first quarter. Results of this process will become more apparent in the coming quarters, along with benefits of additional efficiency measures. At the same time, we have developed new fields of activity in each of the Group companies, while preparing the basis for the next generation of telecommunications services.”

BEZEQ GROUP REPORTS FIRST QUARTER 2019 FINANCIAL RESULTS	PAGE | 1

Yali Rothenberg, CPA, Bezeq Group’s Chief Financial Officer commented, “In the first quarter of 2019, we reduced Group net debt by NIS 400 million compared with the corresponding quarter last year. We will continue to focus on debt management in the coming quarters to suit the Group’s needs and the level of competition and risks in the markets. It is important to note the vote of confidence Bezeq received from the Israeli rating agencies, Maalot and Midroog, who recently confirmed the AA rating for the Company’s debt. We will continue to maintain the financial strength of the Bezeq Group, among others, by raising new debt that will replace part of the existing debt with longer durations, while continuing to strive towards decreasing overall net debt.”

Bezeq Group Results (Consolidated)

Revenues in the first quarter of 2019 were NIS 2.26 billion, compared to NIS 2.36 billion in the same quarter of 2018, a decrease of 4.4%.

The decrease in revenues was due to lower revenues in all key Group segments.

Salary expenses in the first quarter of 2019 were NIS 492 million, compared to NIS 510 million in the same quarter of 2018, a decrease of 3.5%.

The decrease in salary expenses in the first quarter was due to the reduction in the number of employees in Pelephone, Bezeq International and yes.

Operating and general expenses in the first quarter of 2019 were NIS 812 million, compared to NIS 841 million in the same quarter of 2018, a decrease of 3.4%.

The decrease in operating and general expenses was primarily due to lower expenses in Pelephone.

Other operating income, net in the first quarter of 2019 was NIS 25 million, compared to operating expenses of NIS 23 million in the same quarter of 2018.

Other operating income was impacted by the recording of capital gains from the sale of real estate of NIS 44 million and the cancellation of part of a provision for the early retirement of employees of NIS 25 million in Bezeq Fixed-Line, which were partially offset by a provision of NIS 45 million for the early retirement of employees in yes.

Depreciation, amortization and impairment in the first quarter of 2019 was NIS 466 million, compared to NIS 525 million in the same quarter of 2018, a decrease of 11.2%. The decrease in depreciation, amortization and impairment expenses was primarily due to the decrease in depreciable and amortizable assets in yes in the fourth quarter of 2018. The decrease was partially offset by the ongoing loss from impairment in the first quarter of 2019 (see explanation of accounting policy in appendix to this release).

Operating profit in the first quarter of 2019 amounted to NIS 511 million, compared to NIS 462 million in the same quarter of 2018, an increase of 10.6%.

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EBITDA in the first quarter of 2019 amounted to NIS 977 million (EBITDA margin of 43.3%), compared to NIS 987 million (EBITDA margin of 41.8%) in the same quarter of 2018, a decrease of 1.0%.

Financing expenses in the first quarter of 2019 were NIS 99 million, compared to NIS 108 million in the same quarter of 2018, a decrease of 8.3%.

The decrease in financing expenses in 2019 was primarily due to the decrease in financing expenses in Bezeq Fixed-Line.

Net profit in the first quarter of 2019 amounted to NIS 300 million, compared to NIS 260 million in the same quarter of 2018, an increase of 15.4%. The increase in net profit was primarily due the aforementioned increase in operating profit and the decrease in financing expenses.

Cash flow from operating activities in the first quarter of 2019 was NIS 765 million, compared to NIS 909 million in the same quarter of 2018, a decrease of 15.8%. The decrease in cash flow from operating activities was primarily due to a decrease in all key Group segments primarily resulting from changes in working capital.

Payments for investments (Capex) in the first quarter of 2019 amounted to NIS 373 million, compared to NIS 368 million in the same quarter of 2018, an increase of 1.4%.

Free cash flow in the first quarter of 2019 was NIS 316 million, compared to NIS 423 million in the same quarter of 2018, a decrease of 25.3%. The decrease in free cash flow was primarily due to the aforementioned decrease in cash flow from operating activities.

Net financial debt of the Group was NIS 8.54 billion as of March 31, 2019 compared to NIS 8.94 billion as of March 31, 2018. As of March 31, 2019, the Group’s net financial debt to Adjusted EBITDA ratio was 2.47, compared to 2.35 as of March 31, 2018.

BEZEQ GROUP REPORTS FIRST QUARTER 2019 FINANCIAL RESULTS	PAGE | 3

2019 Outlook

At of the date of publication of the report for the first quarter of 2019, there is no change to the Bezeq Group’s outlook for 2019, as published in the Company’s periodic report as of December 31, 2018.

Net profit attributable to shareholders:	Approximately NIS 900 million - NIS 1.0 billion
EBITDA:	Approximately NIS 3.9 billion
CAPEX*:	Approximately NIS 1.7 billion

Further to the Immediate Report published by the Company on May 6, 2019 regarding the sale of the “Sakia” property and the expected recording of a capital gain (the scope of which is still being examined by the Company) in the financial statements for the second quarter of 2019, it is clarified that this capital gain is not included in the Group’s net profit and EBITDA forecast.

Regarding the Group’s EBITDA forecast, note the updated definition of EBITDA as follows:

“Earnings before interest, taxes, depreciation, amortization and ongoing losses from impairment of fixed and intangible assets.”

Beginning January 1, 2019, in order to enable the proper presentation of the business operations, the Company presents ongoing losses from the impairment of fixed and intangible assets in yes and Walla under “Depreciation and Amortization”, as well as ongoing losses from impairment of broadcasting rights under “Operating and General Expenses” (in the Income Statement). For this purpose, it is clarified that ongoing losses from impairment of assets will be reclassified under the same items in which expenses in respect of these assets were recorded in the past. The Company believes that in light of expectations of continued negative cash flow and negative valuation of yes and Walla and in light of the fact that the impairment is expected to continue in the future, the reclassification is more consistent with the method of presentation based on the nature of the expense and is more suitable for understanding the Company’s business. It is further clarified that expenses in respect of an impairment loss resulting from a one-time adjustment of forecasts for the coming years, will be reclassified as “Other Operating Expenses” in the Income Statement. There is no change in the forecast itself in relation to EBITDA.

The Company’s forecasts in this section are forward-looking information, as defined in the Securities Law. The forecasts are based on the Company’s estimates, assumptions and expectations and do not include the effects of the provision for early retirement of employees and the signing of collective labor agreements in the Group, including the collective labor agreement with DBS and do not include the effects, if any, of the cancellation of the Group’s structural separation and the merger with the subsidiary companies and everything involved therein in 2019. The Group’s forecasts are based, inter alia, on its estimates regarding the structure of competition in the telecommunications market and regulation in this sector, the economic situation and accordingly, the Group’s ability to implement its plans in 2019. Actual results may differ from these estimates taking note of changes which may occur in the foregoing, in business conditions, and the effects of regulatory decisions, technology changes and developments in the structure of the telecommunications market, and so forth, or the realization of one or more of the risk factors listed in the Periodic Report of 2018.

The Company shall report, as required, deviations of more/less than 10% of the range and amounts stated in the forecast.

*CAPEX – payments for investments in fixed and intangible assets

BEZEQ GROUP REPORTS FIRST QUARTER 2019 FINANCIAL RESULTS	PAGE | 4

Bezeq Fixed-Line Results

Dudu Mizrahi, Bezeq CEO, commented, “In the first quarter, we posted good results in view of the challenging environment in the Israeli telecommunications market, and the heavy regulation applied to the Company. We continued to focus on significant streamlining measures whose benefits we should continue to see in the near future, along with investment in developing existing and new growth engines. In addition, we have taken steps to improve and focus our service and sales systems in the private and business divisions. During the quarter, we increased our efforts to operate an excellent broadband network based on a stable and high-quality infrastructure, while providing advanced broadband solutions in the customer’s homes. Our BE routers have been installed in the homes of approximately 200,000 customers and serve as a basis for a range of advanced services that we will launch in the near future. As stated previously, we are willing and ready for an accelerated deployment of fiber optic cables nationwide. We continue to work on the matter with the Ministry of Communications, and hope that with the advent of a new communications minister, we will find the way to a fair arrangement that will allow the launch of the service.”

Revenues in the first quarter of 2019 were NIS 1.04 billion, compared to NIS 1.06 billion in the same quarter of 2018, a decrease of 1.9%.

The decrease in revenues was primarily due to a decrease in telephony revenues, which was partially offset by an increase in revenues from cloud & digital services.

Revenues from broadband Internet services (retail and wholesale) in the first quarter of 2019 were NIS 397 million, compared to NIS 396 million in the same quarter of 2018, an increase of 0.3%.

The stability in revenues from broadband Internet services was due to growth in the number of wholesale broadband Internet lines, an increase in the average revenue per retail subscriber as well as an increase in revenues from Internet equipment, which was offset by a decrease in the number of retail broadband Internet lines.

Revenues from telephony services in the first quarter of 2019 were NIS 269 million, compared to NIS 302 million in the same quarter of 2018, a decrease of 10.9%.

The decrease in telephony revenues was due to a reduction of 5.7% in the average revenue per line as well as a decrease of 5.1% in the number of access lines.

Revenues from transmission and data communication services in the first quarter of 2019 were NIS 246 million, compared to NIS 247 million in the same quarter of 2018, a decrease of 0.4%.

Revenues from cloud & digital services in the first quarter of 2019 were NIS 71 million, compared to NIS 62 million in the same quarter of 2018, an increase of 14.5%. The increase in revenues from cloud & digital services was primarily due to an increase in revenues from cyber services and virtual private exchange (HIPT) services.

Operating expenses in the first quarter of 2019 were NIS 141 million, compared to NIS 140 million in the same quarter of 2018, an increase of 0.7%.

BEZEQ GROUP REPORTS FIRST QUARTER 2019 FINANCIAL RESULTS	PAGE | 5

Salary expenses in the first quarter of 2019 were NIS 233 million, compared to NIS 228 million in the same quarter of 2018, an increase of 2.2%.

Other operating income, net in the first quarter of 2019 amounted to income of NIS 69 million, compared to operating expenses of NIS 18 million in the same quarter of 2018.

Other operating income was impacted by the recording of NIS 44 million of capital gains from the sale of real estate as well as the cancellation of part of a provision for the early retirement of employees of NIS 25 million in the first quarter of 2019. In addition, expenses of NIS 12 million were recorded in the corresponding quarter for the early retirement of employees.

Depreciation expenses in the first quarter of 2019 were NIS 207 million, compared to NIS 204 million in the same quarter of 2018, an increase of 1.5%.

Profitability metrics in the first quarter of 2019 were primarily impacted by the aforementioned changes in other operating expenses/income, net.

Operating profit in the first quarter of 2019 amounted to NIS 531 million, compared to NIS 473 million in the same quarter of 2018, an increase of 12.3%.

EBITDA in the first quarter of 2019 was NIS 738 million (EBITDA margin of 70.8%), compared to NIS 677 million (EBITDA margin of 63.7%) in the same quarter of 2018, an increase of 9.0%.

Financing expenses in the first quarter of 2019 were NIS 106 million, compared to NIS 121 million in the same quarter of 2018, a decrease of 12.4%.

The decrease in financing expenses was primarily due to expenses of NIS 18 million in the corresponding quarter for the write-off of part of the debt owed the Company on account of the second contingent consideration in connection with the acquisition of yes as well as a decrease in interest expense on loans.

Net profit in the first quarter of 2019 amounted to NIS 321 million, compared to NIS 263 million in the same quarter of 2018, an increase of 22.1%.

The increase in net profit was primarily due to the aforementioned increase in operating profit and decrease in financing expenses.

Cash flow from operating activities in the first quarter of 2019 amounted to NIS 471 million, compared to NIS 516 million in the same quarter of 2018, a decrease of 8.7%.

The decrease in cash flow from operating activities was primarily due to changes in working capital.

Payments for investments (Capex) in the first quarter of 2019 were NIS 210 million, compared to NIS 205 million in the same quarter of 2018, an increase of 2.4%.

Free cash flow in the first quarter of 2019 was NIS 266 million, compared to NIS 285 million in the same quarter of 2018, a decrease of 6.7%.

BEZEQ GROUP REPORTS FIRST QUARTER 2019 FINANCIAL RESULTS	PAGE | 6

The number of broadband Internet lines (retail and wholesale) at the end of March 2019 totaled 1.635 million, a decrease of 21,000 lines compared to the fourth quarter of 2018. The number of wholesale broadband Internet lines amounted to 624,000 lines, representing a sequential decrease of 2,000 lines and a year-over-year increase of 50,000 wholesale lines.

During the first quarter of 2019, average broadband speeds reached 61.5 Mbps, compared to 59.1 Mbps sequentially, and 53.5 Mbps in the first quarter of 2018, representing a year-over-year increase of 15.0%.

Average revenue per Internet subscriber (ARPU - retail) in the first quarter of 2019 was NIS 96, in-line sequentially, and compared to NIS 92 in the first quarter of 2018.

The number of telephony access lines totaled 1.792 million at the end of March 2019, compared to 1.818 million sequentially and 1.889 million at the end of March 2018.

Average revenue per line (ARPL) in the first quarter of 2019 totaled NIS 50, compared to NIS 51 sequentially and NIS 53 in the first quarter of 2018.

BEZEQ GROUP REPORTS FIRST QUARTER 2019 FINANCIAL RESULTS	PAGE | 7

Bezeq Fixed-Line - Financial data	Q1 2019	Q1 2018	% change
	(NIS millions)

Total revenues	1,043	1,063	(1.9%)
Broadband Internet revenues	397	396	0.3%
Telephony revenues	269	302	(10.9%)
Transmission and data revenues	246	247	(0.4%)
Cloud & digital services revenues	71	62	14.5%
Other revenues	60	56	7.1%
Operating profit	531	473	12.3%
EBITDA	738	677	9.0%
EBITDA margin	70.8%	63.7%
Net profit [1]	321	263	22.1%
Cash flows from operating activities	471	516	(8.7%)
Payments for investments	210	205	2.4%
Free cash flow [2]	266	285	(6.7%)

1 Excluding share in profits/losses of equity-accounted investees.

2 Free cash flow is defined as cash flow from operating activities less net payments for investments and as of 2018, with the implementation of accounting standard IFRS 16, less payments for leases.

Bezeq Fixed-Line - KPIs	Q1 2019	Q4 2018	Q1 2018

Active subscriber lines (end of period, in thousands) [1]	1,792	1,818	1,889
Average monthly revenue per line (NIS) [2]	50	51	53
Outgoing minutes (millions)	926	989	1,055
Incoming minutes (millions)	1,090	1,160	1,191
Churn rate (%) [3]	3.0%	3.1%	3.0%
Total broadband Internet lines (end of period, in thousands)[4]	1,635	1,656	1,653
Of which: Wholesale broadband Internet lines (end of period, in thousands) [4]	624	626	574
Average monthly revenue per broadband Internet subscriber (NIS) - Retail	96	96	92
Average broadband speed per subscriber (Mbps)	61.5	59.1	53.5

1 Inactive subscribers are those whose lines have been physically disconnected (except for a subscriber who did not pay his balance due to the Company in the first three months of collection proceedings).

2 Not including revenues from data communications and transmissions services, Internet services, services to communications providers, and contract and other services. Based on average lines for the period.

3 Churn rate is calculated according to the number of telephone subscribers who have disconnected from the Company’s services during the period divided by the average number of telephone subscribers during the period.

4 The total number of broadband Internet lines includes retail and wholesale lines. Retail - direct Internet subscriber of the Company; Wholesale - Internet line through Bezeq’s wholesale service for telecom operators.

BEZEQ GROUP REPORTS FIRST QUARTER 2019 FINANCIAL RESULTS	PAGE | 8

Pelephone Results

Ran Guron, CEO of Pelephone, stated, “We grew the number of subscribers for more than three consecutive years despite intense competition in the cellular market, thereby partially compensating for the decrease in ARPU. In addition, we reduced operating expenses by 5% compared to the same quarter last year. These achievements attest to the stability and strength of our business.”

Guron added: “We are proud to have been named as the first and only cellular company with a ‘very good’ score and the lowest percentage of justified complaints in the Ministry of Communications’ report on public inquiries for 2018. In addition, we significantly reduced the number of complaints by 30%.

Furthermore, we continue to invest and lead in technological innovation, and were the first in Israel to market E-Sim watches and to develop IOT solutions for the private sector and small businesses.”

Revenues from services in the first quarter of 2019 were NIS 417 million, compared to NIS 431 million in the same quarter of 2018, a decrease of 3.2%.

The decrease in revenues from services was due to the continued decrease in market prices as a result of the transition of existing customers to lower priced plans including higher data plans, which was partially offset by an increase in revenues from new subscribers.

Revenues from equipment sales in the first quarter of 2019 were NIS 161 million, compared to NIS 188 million in the same quarter of 2018, a decrease of 14.4%. The decrease in revenues from equipment sales was primarily due to a reduction in the number of handsets sold.

Total revenues in the first quarter of 2019 were NIS 578 million, compared to NIS 619 million in the same quarter of 2018, a decrease of 6.6%.

Operating expenses in the first quarter of 2019 were NIS 588 million, compared to NIS 617 million in the same quarter of 2018, a decrease of 4.7%. The decrease in operating expenses was due to the decrease in salary expenses, streamlining of other expenses as well as a decrease in equipment costs.

Operating loss in the first quarter of 2019 was NIS 10 million, compared to NIS 4 million sequentially and operating profit of NIS 2 million in the same quarter of 2018.

EBITDA in the first quarter of 2019 was NIS 147 million (EBITDA margin of 25.4%), compared to NIS 160 million (EBITDA margin of 25.8%) in the same quarter of 2018, a decrease of 8.1%.

Net profit in the first quarter of 2019 was NIS 2 million, in-line sequentially and compared to NIS 9 million in the same quarter of 2018.

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Cash flow from operating activities in the first quarter of 2019 was NIS 195 million, compared to NIS 156 million sequentially, and NIS 239 million in the same quarter of 2018, a quarter-over-quarter increase of 25.0% and a year-over-year decrease of 18.4%.

The decrease in cash flow from operating activities was primarily due to changes in working capital.

Free cash flow in the first quarter of 2019 was NIS 63 million, compared to NIS 8 million sequentially and NIS 95 million in the same quarter of 2018, a year-over-year decrease of 33.7%.

Pelephone’s subscriber base increased by 19,000 subscribers in the first quarter of 2019 and total subscribers reached 2.224 million at the end of March 2019.

Average revenue per subscriber (ARPU) in the first quarter of 2019 was NIS 63.

BEZEQ GROUP REPORTS FIRST QUARTER 2019 FINANCIAL RESULTS	PAGE | 10

Pelephone - Financial data	Q1 2019	Q1 2018	% change
	(NIS millions)

Total revenues	578	619	(6.6%)
Service revenues	417	431	(3.2%)
Equipment revenues	161	188	(14.4%)
Operating profit	(10)	2
EBITDA	147	160	(8.1%)
EBITDA margin	25.4%	25.8%
Net profit	2	9	(77.8%)
Cash flows from operating activities	195	239	(18.4%)
Payments for investments	63	69	(8.7%)
Free cash flow [1]	63	95	(33.7%)

1 Free cash flow is defined as cash flow from operating activities less net payments for investments and as of 2018, with the implementation of accounting standard IFRS 16, less payments for leases.

Pelephone - KPIs	Q1 2019	Q4 2018	Q1 2018

Total subscribers (end of period, in thousands) [1,4]	2,224	2,205	2,546
Postpaid subscribers (end of period, in thousands) [1,4]	1,842	1,831	1,760
Prepaid subscribers (end of period, in thousands) [1,4]	382	374	786
Average revenue per user (ARPU, NIS) [2]	63	66	57
Churn rate [3]	8.6%	9.0%	8.0%

1 Subscriber data includes Pelephone subscribers (excluding subscribers of operators that Pelephone hosts on its network as well as IOT subscribers as of Q3 2018) and do not include inactive subscribers who are connected to Pelephone’s services for six months or more. An inactive subscriber is one who in the past six months has not received at least one call, not made at least one call/SMS, did not take one Internet action nor pay for any Pelephone services. Prepaid subscribers are included in the list of active subscribers from the date on which the subscriber loaded his device, and are removed from the list of active subscribers if he makes no outgoing use of his device for six months or more. A customer may have more than one subscriber line. Regarding the change in the definition of subscribers from Q3 2018, see Note 4 below.

2 Average monthly revenue per subscriber (postpaid and prepaid) is calculated by dividing average monthly revenue from cellular services, both from Pelephone subscribers and from other communications operators, including revenues from cellular operators who use Pelephone’s network, and repair and warranty services in the period by average Pelephone active subscribers in the same period. Regarding the effect of the change in the definition of subscribers from Q3 2018 on average revenue per subscriber, see Note 4 below.

3 Churn rate is calculated according to the proportion of subscribers who have disconnected from Pelephone’s services and subscribers who have become inactive during the period divided by the total number of average active subscribers during the period. Regarding the effect of the change in the definition of subscribers from Q3 2018 on the churn rate, see Note 4 below.

4 At the beginning of Q3 2018, 426,000 prepaid subscribers and 2,000 IOT subscribers were written off the list of subscribers. This led to an increase of NIS 11 in ARPU and an increase of 1.5% in the churn rate in Q3 2018.

BEZEQ GROUP REPORTS FIRST QUARTER 2019 FINANCIAL RESULTS	PAGE | 11

Bezeq International Results

Ran Guron, CEO of Bezeq International, said, “In the first quarter of 2019, we achieved progress in key profitability metrics with an increase of 3.9% in EBITDA and 4.2% in net profit, despite rising competition and declining market trends. Higher revenues in the business sector stems from the continued growth in cloud and managed services, the winning of tenders and IT projects, the expansion of the data center operations and the growth of data solutions for global customers in the business sector, as well as technological developments and value-added to private customers.”

Revenues in the first quarter of 2019 were NIS 341 million compared to NIS 352 million in the same quarter of 2018, a decrease of 3.1%.

The decrease in revenues was primarily due to the decrease in revenues from Internet services and international calls as well as from the one-time sale of the IT outsourcing services business in the second quarter of 2018. After adjusting for the one-time sale, total revenues increased 1.2%.

Operating expenses in the first quarter of 2019 were NIS 307 million compared to NIS 318 million in the same quarter of 2018, a decrease of 3.5%.

The decrease in operating expenses was primarily due to the decrease in the number of employees and adjustment of the Company’s cost structure in line with the decrease in revenues.

Operating profit in the first quarter of 2019 was NIS 34 million in-line with the same quarter of 2018.

EBITDA in the first quarter of 2019 was NIS 80 million (EBITDA margin of 23.5%) compared to NIS 77 million (EBITDA margin of 21.9%) in the same quarter of 2018, an increase of 3.9%.

Net profit in the first quarter of 2019 was NIS 25 million compared to NIS 24 million in the same quarter of 2018, an increase of 4.2%.

Cash flow from operating activities in the first quarter of 2019 was NIS 56 million compared to NIS 67 million in the same quarter of 2018, a decrease of 16.4%.

The decrease in cash flow from operating activities was primarily due to changes in working capital.

Free cash flow in the first quarter of 2019 was NIS 15 million compared to NIS 27 million in the same quarter of 2018, a decrease of 44.4%.

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Bezeq International	Q1 2019	Q1 2018	% change
	(NIS millions)

Revenues	341	352	(3.1%)
Operating profit	34	34	0.0%
EBITDA	80	77	3.9%
EBITDA margin	23.5%	21.9%
Net profit	25	24	4.2%
Cash flows from operating activities	56	67	(16.4%)
Payments for investments	33	31	6.5%
Free cash flow [1]	15	27	(44.4%)

1 Free cash flow is defined as cash flow from operating activities less net payments for investments and as of 2018, with the implementation of accounting standard IFRS 16, less payments for leases.

BEZEQ GROUP REPORTS FIRST QUARTER 2019 FINANCIAL RESULTS	PAGE | 13

yes Results

Ran Guron, CEO of yes, stated, “In January, we signed a new agreement with the labor union as part of the synergies with Bezeq subsidiaries, which will lead to significant future cost efficiencies. Quarterly results were affected by one-time expenses of NIS 45 million for the early retirement of employees. At the same time, we announced the outline for the transition to IP broadcasting, a significant milestone for the company. We posted quarterly revenues of NIS 343 million and a sequential increase in cash flow from operating activities of NIS 53 million.”

Guron added: “Recently the Cable and Satellite Council Report determined that yes continues to provide the most outstanding service in the multi-channel television market. Meanwhile, we received an unprecedented 21 awards at the Israeli TV Academy Awards during this quarter, both of which once again demonstrate our leadership in the Israeli TV world.”

Revenues in the first quarter of 2019 were NIS 343 million, compared to NIS 375 million in the same quarter of 2018, a decrease of 8.5%.

The decrease in revenues was primarily due to a reduction in the average number of subscribers and a decrease in pricing due to the transition to the “yes Ultimate” price plan.

Operating loss in the first quarter of 2019 was NIS 45 million, compared to NIS 39 million (excluding loss from impairment) sequentially, and NIS 1 million in the same quarter of 2018.

The increase in operating loss was due to a provision of NIS 45 million for the early retirement of employees. After adjusting for the early retirement provision, yes operations broke even.

EBITDA in the first quarter of 2019 was NIS 10 million (EBITDA margin – 2.9%) and NIS 55 million after excluding the one-time provision for early retirement, compared to NIS 78 million (EBITDA margin – 20.8%) in the same quarter of 2018, a decrease of 87.2%.

The decrease in EBITDA was due to the decrease in revenues as well as the one-time provision for early retirement partially offset by the decrease in salary expenses, operating expenses and depreciation and amortization due to the effect of the loss from impairment in 2018.

Net loss in the first quarter of 2019 was NIS 50 million, and NIS 5 million after excluding the one-time provision for early retirement, compared to net profit of NIS 1 million in the same quarter of 2018. The increase in net loss was due to the one-time provision for early retirement.

Cash flow from operating activities in the first quarter of 2019 was NIS 53 million, compared to NIS 46 million sequentially, and NIS 86 million in the same quarter of 2018, a quarter-over-quarter increase of 15.2% and a year-over-year decrease of 38.4%.

The decrease in cash flow from operating activities was primarily due to a reduction in profitability.

Negative free cash flow in the first quarter of 2019 was NIS 19 million, compared to NIS 41 million sequentially, and positive free cash flow of NIS 16 million in the same quarter of 2018.

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ARPU in the first quarter of 2019 was NIS 200, compared to NIS 214 in the same quarter of 2018.

The number of yes subscribers in the first quarter of 2019 decreased by 5,300. Total yes subscribers at March 31, 2019 were 568,000.

yes - Financial data	Q1 2019	Q1 2018	% change
	(NIS millions)

Revenues	343	375	(8.5%)
Operating profit	(45)	(1)
EBITDA	10	78	(87.2%)
EBITDA margin	2.9%	20.8%
Net profit (loss)	(50)	1
Cash flows from operating activities	53	86	(38.4%)
Payments for investments	64	62	3.2%
Free cash flow [1]	(19)	16

  1 Free cash flow is defined as cash flow from operating activities less net payments for investments and as of 2018, with the implementation of accounting standard IFRS 16, less payments for leases.

yes - KPIs	Q1 2019	Q4 2018	Q1 2018

Number of subscribers (end of period, in thousands) [1]	568	574	580
Average revenue per user (ARPU, NIS) [2]	200	206	214
Churn rate (%) [3]	5.6%	5.6%	6.1%

  1 Subscriber – one household or small business customer. For a business customer with numerous set top boxes (such as a hotel, kibbutz or gym), the number of subscribers is standardized. The number of business customers that are not small businesses, is calculated by dividing the total payment received from all the business customers that are not small businesses by the average revenue per small business customer, which is determined once every period. In the fourth quarter of 2018 the standardization formula was updated and, as a result, the number of subscribers decreased by 7,000. This was partially due to the fact that the average revenue per small business customer in the special offers (at least 100 customers per offer) increased in the past year as a result of the transfer of customers to higer priced packages richer in content.

  2 ARPU includes total yes revenues (content and equipment, premium channels, advanced services, and others) divided by average subscribers for the period.

  3 Churn rate - the number of yes subscribers who left yes during the period divided by the average number of registered yes subscribers in the period.

BEZEQ GROUP REPORTS FIRST QUARTER 2019 FINANCIAL RESULTS	PAGE | 15

Conference Call & Webcast Information

Bezeq will conduct a conference call hosted by Mr. Shlomo Rodav, Bezeq’s Chairman, Mr. Dudu Mizrahi, Bezeq CEO, Mr. Ran Guron, CEO of Pelephone, Bezeq International and yes, and Mr. Yali Rothenberg, Bezeq Group Chief Financial Officer on Thursday, May 30, 2019, at 4:00 PM Israel Time / 9:00 AM Eastern Time. Participants may join the live conference call by dialing:

International Phone Number: + 972-3-918-0609

Israel Phone Number: 03-918-0609

A live webcast of the conference call will be available on the investor relations section of the Bezeq corporate website at www.bezeq.co.il. Please visit the website at least 15 minutes early to register for the webcast and download any necessary audio software.

A webcast replay will be made available on the investor relations section of Bezeq’s corporate website. An automated telephone replay will also be available approximately three hours after the completion of the live call through Wednesday, June 5, 2019. Participants can access and listen to the conference call replay by dialing:

International Phone Number: + 972-3-925-5900

Israel Phone Number: 03-925-5900

BEZEQ GROUP REPORTS FIRST QUARTER 2019 FINANCIAL RESULTS	PAGE | 16

About “Bezeq” The Israel Telecommunication Corp.

Bezeq is Israel’s leading telecommunications service provider. Established in 1984, the Company has led Israel into the new era of communications, based on the most advanced technologies and services. Bezeq and its subsidiaries offer the full range of communications services including domestic, international and cellular phone services; broadband Internet, cloud and digital services, and other data communications; satellite and Internet based multi-channel TV; and corporate networks.

For more information about Bezeq please visit the corporate website at http://ir.bezeq.co.il.

This press release contains general data and information as well as forward looking statements about Bezeq. Such statements include expressions of management’s expectations about new and existing programs, opportunities, technology and market conditions. Although Bezeq believes its expectations are based on reasonable assumptions, these statements are subject to numerous risks and uncertainties. These statements should not be regarded as a representation that anticipated events will occur or that expected objectives will be achieved. These forward-looking statements are made only as of the date hereof and the Company assumes no obligation to update any forward-looking statement. In addition, the realization and/or otherwise of the forward-looking information will be affected by factors that cannot be assessed in advance, and which are not within the control of the Corporation, including the risk factors that are characteristic of its operations, and developments in the general environment, and external factors and the regulation that affects the Corporation’s operations.

This press release contains partial information from the public reports of Bezeq under the Israeli Securities Law 5728-1968 (the “Securities Law”), which reports can be accessed at the Israeli Securities Authority’s website, www.magna.isa.gov.il. A review of this press release is not a substitute for a review of the detailed reports of Bezeq under the Securities Law and is not meant to replace or qualify them; rather, the press release is prepared merely for the convenience of the reader, with the understanding that the detailed reports are being reviewed simultaneously. No representation is made as to the accuracy or completeness of the information contained herein.

This press release does not constitute an offer or invitation to purchase or subscribe for any securities, and neither this presentation nor anything contained herein shall form the basis of or be relied upon in connection with any contract or commitment whatsoever.

Investor Relations Contact:	Media Relations Contact:
Mr. Naftali Sternlicht	Mr. Guy Hadass
Bezeq	Bezeq
Phone: +972-2-539-5441	Phone: +972-3-626-2600
Email: ir@bezeq.co.il	Email: pr@bezeq.co.il

BEZEQ GROUP REPORTS FIRST QUARTER 2019 FINANCIAL RESULTS	PAGE | 17

“Bezeq” The Israel Telecommunication Corp., Limited

Condensed Consolidated Interim Statements of Income

	Three months ended		Year ended
	March 31,		December 31,
	2019	2018	2018
	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million

Revenues	2,256	2,361	9,321
Costs of activity
General & operating expenses	812	841	3,379
Salaries	492	510	1,992
Depreciation, amortization, and loss from impairment	466	525	2,189
Impairment loss	-	-	1,675
Other operating expenses, net	(25)	23	634
Total operating expenses	1,745	1,899	9,869

Operating profit	511	462	(548)
Financing expenses (income)
Financing expenses	113	127	516
Financing income	(14)	(19)	(81)
Financing expenses, net	99	108	435

Profit after financing expenses, net	412	354	(983)
Share in losses of equity-accounted investees	-	(1)	(3)
Profit before income tax	412	353	(986)
Income tax	112	93	80
Profit (loss) for the year attributable to shareholders of the Company	300	260	(1,066)
Earnings per share (NIS)
Basic earnings (loss) per share	0.11	0.09	(0.39)

BEZEQ GROUP REPORTS FIRST QUARTER 2019 FINANCIAL RESULTS	PAGE | 18

“Bezeq” The Israel Telecommunication Corp., Limited

Condensed Consolidated Interim Statements of Financial Position 31

	March 31, 2019	March 31, 2018	December 31, 2018
	(Unaudited)	(Unaudited)	(Audited)
Assets	NIS million	NIS million	NIS million

Cash and cash equivalents	1,265	1,826	890
Investments	1,347	1,390	1,404
Trade receivables	1,760	1,827	1,773
Other receivables	279	306	267
Eurocom DBS, related party	-	25	-
Inventories	102	130	97
Total current assets	4,753	5,504	4,431

Trade and other receivables	511	466	470
Broadcasting rights, net of rights exercised	69	451	60
Right-of-use assets	1,444	1,417	1,504
Fixed assets	6,215	6,782	6,214
Intangible assets	1,923	2,728	1,919
Deferred tax assets	1,193	1,027	1,205
Deferred expenses and non-current investments	463	547	462
Investment property	58		58
Total non-current assets	11,876	13,418	11,892
Total assets	16,629	18,922	16,323

BEZEQ GROUP REPORTS FIRST QUARTER 2019 FINANCIAL RESULTS	PAGE | 19

“Bezeq” The Israel Telecommunication Corp., Limited

Condensed Consolidated Interim Statements of Financial Position (Contd.)

	March 31, 2019	March 31, 2018	December 31, 2018
	(Unaudited)	(Unaudited)	(Audited)
Liabilities and equity	NIS million	NIS million	NIS million

Debentures, loans and borrowings	1,538	1,609	1,542
Current maturities of liabilities for leases	422	428	445
Trade and other payables	1,845	1,820	1,690
Current tax liabilities	10	43	-
Employee benefits	500	286	581
Provisions	145	103	175
Total current liabilities	4,460	4,289	4,433

Loans and debentures	9,618	10,547	9,637
Liability for leases	1,061	1,006	1,106
Employee benefits	482	272	445
Derivatives and other liabilities	168	258	174
Liabilities for deferred taxes	54	86	56
Provisions	39	39	38
Total non-current liabilities	11,422	12,208	11,456

Total liabilities	15,882	16,497	15,889

Total equity	747	2,425	434

Total liabilities and equity	16,629	18,922	16,323

BEZEQ GROUP REPORTS FIRST QUARTER 2019 FINANCIAL RESULTS	PAGE | 20

“Bezeq” The Israel Telecommunication Corp., Limited

Condensed Consolidated Interim Statements of Cash Flows

	Three months ended		Year ended
	March 31,		December 31,
	2019	2018	2018
	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million
Cash flows from operating activities
Profit (loss) for the period	300	260	(1,066)
Adjustments:
Depreciation, amortization, and impairment losses	466	525	2,189
Loss from impairment	-	-	1,675
Capital gain, net	(44)	(1)	(15)
Share in losses of equity-accounted investees	-	1	3
Financing expenses, net	96	111	445
Income tax expenses	112	93	80

Change in trade and other receivables	(28)	74	241
Change in inventory	(9)	(5)	(5)
Change in trade and other payables	9	42	(138)
Change in provisions	(30)	8	81
Change in employee benefits	(46)	7	489
Change in other liabilities	(12)	1	-
Net income tax paid	(49)	(207)	(467)
Net cash from operating activities	765	909	3,512
Cash flow used for investing activities
Purchase of fixed assets	(270)	(273)	(1,216)
Investment in intangible assets and deferred expenses	(103)	(95)	(390)
Investment in bank deposits and securities	(1,111)	(1,170)	(2,338)
Proceeds from bank deposits	1,166	75	1,244
Proceeds from the sale of fixed assets	31	8	160
Receipts on account of sale of the Sakia property	5	-	155
Receipt (payment) of betterment tax for the sale of the Sakia property	5		(80)
Permit fees and purchase tax for the Sakia property	-		(121)
Miscellaneous	9	4	34
Net cash used in investing activities	(268)	(1,451)	(2,552)

BEZEQ GROUP REPORTS FIRST QUARTER 2019 FINANCIAL RESULTS	PAGE | 21

“Bezeq” The Israel Telecommunication Corp., Limited

Consolidated statements of cash flows for the year ended December 31 (Contd.)

	Three months ended		Year ended
	March 31,		December 31,
	2019	2018	2018
	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million

Cash flows used in financing activities
Issue of debentures and receipt of loans	-	320	891
Repayment of debentures and loans	-	-	(1,567)
Payments of principal and interest for leases	(117)	(126)	(422)
Dividends paid	-	-	(686)
Interest paid	(5)	(5)	(421)
Miscellaneous	-	(2)	(46)
Net cash from (used in) financing activities	(122)	187	(2,251)

Increase (decrease) in cash and cash equivalents, net	375	(355)	(1,291)
Cash and cash equivalents at beginning of period	890	2,181	2,181
Cash and cash equivalents at end of period	1,265	1,826	890

BEZEQ GROUP REPORTS FIRST QUARTER 2019 FINANCIAL RESULTS	PAGE | 22

“Bezeq” The Israel Telecommunication Corp., Limited

Other Operating Expenses (Income), Net

	Three months ended March 31		Year ended December 31
	2019	2018	2018
	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million
Expense (income) for early retirement	(25)	12	559
Expense for collective agreement in yes	45	-	-
Capital gains (mainly disposal of real estate)	(44)	(1)	(1)
Provision (cancellation of provision) for claims	(1)	12	91
Profit from sale of an associate company	-	-	(14)
Other income	-	-	(1)
	(25)	23	634

BEZEQ GROUP REPORTS FIRST QUARTER 2019 FINANCIAL RESULTS	PAGE | 23

“Bezeq” The Israel Telecommunication Corp., Limited

Key Reporting Principles and Accounting Policy - Note 3.1

Presentation of impairment loss

An impairment loss arising from a non-recurring adjustment of forecasts for the coming years is classified as other expenses in the statement of income. On the other hand, an impairment loss of assets arising from the continuous adjustment of non-current assets of the Group companies to their fair value, less disposal costs (arising due to the expected negative cash flow and negative operating value of those companies) is classified under the same items as the current expenses for these assets. This classification is more consistent with the presentation method based on the nature of the expense and is more suitable for understanding the Group’s business.

Accordingly, as from the first quarter of 2019, impairment of the broadcasting rights in DBS and Walla is presented under “operating and general expenses”, while impairment of fixed assets and intangible assets is presented under “depreciation, amortization and impairment” in the statement of income.

BEZEQ GROUP REPORTS FIRST QUARTER 2019 FINANCIAL RESULTS	PAGE | 24

“Bezeq” The Israel Telecommunication Corp., Limited

Key Reporting Principles and Accounting Policy - Note 5

Impairment

Further to Note 11.4 to the Annual Financial Statements regarding impairment recognized in 2018 for the multi-channel television cash-generating unit, the valuation as at December 31, 2018 presented a value in use that is significantly lower than the carrying amount of DBS. Based on a review performed by an external assessor as at March 31, 2019 and according to the assessment of the management of DBS, it was found that there were no changes in the projected financial results of DBS, there were no material changes in market expectations, and no regulatory changes were made. Accordingly, in view of the negative value of the operations as determined in the valuation as at December 31, 2018, DBS amortized the non-current assets as at March 31, 2019, up to the net disposal value of these assets.

Based on the assessment of the fair value of the non-current assets of DBS, which was performed by an external assessor, the carrying amount of the depreciable assets is NIS 88 million higher than their fair value less disposal costs. Accordingly, in the three months ended March 31, 2019, the Group recognized an impairment loss of NIS 88 million. The impairment loss was attributed to fixed assets, broadcasting rights, and intangible assets, as set out below, and was included in depreciation, amortization, and impairment expenses and in operating and general expenses in the statement of income.

Allocation of impairment loss to Group assets:

Impairment
(Unaudited)
NIS million
Broadcasting rights - less rights utilized (the expense was presented under operating and general expenses)	46
Fixed assets (the expense was presented under depreciation and impairment expenses)	27
Intangible assets (the expense was presented under depreciation and impairment expenses)	15
Total impairment recognized	88

BEZEQ GROUP REPORTS FIRST QUARTER 2019 FINANCIAL RESULTS	PAGE | 25